Mail Stop 4561

July 30, 2008

Mr. Robert M. Holster
Chief Executive Officer and Director
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

   Re: **HMS Holdings Corp.**
     Form 10-K For the Year Ended December 31, 2007
     Filed March 14, 2008
     Schedule 14A
     Filed April 29, 2008
     Form 10-Q For the Quarterly Period Ended March 31, 2008
     Filed May 15, 2008
     File No. 000-50194

Dear Mr. Holster:

   We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2007

Consolidated Statements of Income, page 31

1. We note your presentation of six categories of costs of services on the face of the Consolidated Statements of Income. Tell us which category or categories

represent cost of revenues and selling, general and administrative expenses, as contemplated in Rule 5-03(b)(2) and (4) of Regulation S-X, and how you determined that your presentation meets the requirements of the Rule.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(h) Purchase Accounting, page 35

2.   Your disclosures indicate that you generally engage a third party valuation specialist in estimating fair values of assets and liabilities acquired. Please describe the nature and extent of the specialist involvement in your determination of the fair values. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You may be required to include consents of experts as an exhibit to your Form 10-K if that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or if you intend to incorporate the filing by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

 (k) Revenue Recognition, pages 35 and 36

3.   We note that you apply the guidance of EITF 00-21 and recognize revenue on multiple deliverables as separate units of accounting if the applicable criteria are met. Tell us the nature and terms of your multiple element arrangements, including the identification of the various elements, the timing of delivery and whether and how you determined that objective and reliable evidence of fair value exists for any undelivered elements.

Note 6 – Income Taxes, pages 41 - 43

4.   We note your statement that there were no Federal NOLs remaining as of December 31, 2007, however, your disclosures appear to indicate a Federal NOL of $13.2 million related to disqualifying dispositions for which you recognized no tax benefit in your financial statements. Your disclosures elsewhere in the filing indicate that you recorded a tax benefit of $8.3 million related to disqualifying dispositions. Please explain how you have accounted for these dispositions during 2007 in sufficient detail so that we may understand the entries, the basis for presentation of the dispositions in your financial statements and the accounting literature applied in your accounting.

Note 11 – Stock-Based Compensation Plans, pages 45 - 47

5.   Tell us, for each year for which an income statement is presented, the total intrinsic value of options exercised and what consideration was given to disclosing this information. Refer to paragraph A240(c)(2) of SFAS 123R.

6.   Tell us, for each year for which an income statement is presented, the total amount of compensation cost for share-based payment arrangements recognized in income and the recognized tax benefits related thereto. Tell us what consideration was given to disclosing this information. Refer to paragraph A240(g)(1)(a) of SFAS 123R.

Form 10-Q For the Quarterly Period Ended March 31, 2008

Controls and Procedures, page 20

7.   Tell us whether the assessment of your disclosure controls and procedures by your principal executive officer and principal financial officer was based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

Item 13. Certain Relationships and Related Person Transactions, page 24

8.   It appears that you have not provided a description of your policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K. Please advise.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 25

9.   Although you provide a general discussion of your policies relating to your bonus and long-term equity components of your compensation program, you provide minimal discussion and analysis of the effect of individual performance on

incentive compensation other than for the Chief Executive Officer. You should explain and analyze how individual performance contributed to actual compensation for the named executive officers. For example, it appears you should disclose the elements of individual performance, both quantitative and qualitative, and specific contributions of the committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robert M. Holster
HMS Holdings Corp.
July 30, 2008
Page 5

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant